July 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Touchstone Variable Series Trust (the “Trust”) Registration Statement on Form N-14 (File No. 333-218512)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 26, 2017 or as soon thereafter as practicable.

[Signature Page Follows]

Sincerely,

TOUCHSTONE VARIABLE SERIES TRUST

By:	/s/ Jill T. McGruder
Name: Title:	Jill T. McGruder President